Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Publicly Held Company

NOTICE TO THE MARKET

Gerdau S.A. (“Company”) announces to the market that, on April 25, 2019, the Board of Directors approved the 16th issuance of non-convertible debentures, in two series, in the amount of R$1,400,000,000.00, being that the amount of the debentures of the first series will be R$600,000,000.00 (“Debentures of the 1st Series”) and the amount of the debentures of the second series will be R$800,000,000.00 (“Debentures of the 2nd Series”), with a par value of R$1,000.00 on the issuance date (“Debentures” and “Issuance”, respectively).

The Issuance will be the object of a public distribution with restricted placement efforts, pursuant to Instruction no. 476 of the Comissão de Valores Mobiliários (CVM), dated January 16, 2009, and other applicable legal and regulatory provisions, intermediated by financial institutions that are members of the securities distribution system, on a firm commitment basis for all Debentures, being directed at professional investors, as defined under Article 9-A of CVM Instruction no. 539, dated November 13, 2013.

The Debentures of the 1st Series will mature in 48 months, counted from the issuance date, thus maturing on May 6, 2023, and the Debentures of the 2nd Series mature in 84 months, counted from the issuance date, thus maturing on May 6, 2026.

The Debentures of the 1st Series will yield interest corresponding to 105.5% of the cumulative variation in the average daily one-day overnight rate (Interbank Deposit — DI), over extra group (“DI Rate”), and the Debentures of the 2nd Series will yield interest corresponding to 107.25% of the cumulative variation of the DI Rate, expressed as an annual percentage, based on two hundred and fifty-two (252) business days, as calculated and published daily by B3 in the daily bulletin made available on its website (http://www.b3.com.br).

The net proceeds from the Issuance will be used to strengthen the Company’s cash position, aiming to support its general purposes.

The general Issuance conditions are detailed in the minutes of the Meeting of the Company’s Board of Directors on this date, as well as in the Indenture, both available on the websites of the Company’s Investor Relations department (http://ri.gerdau.com/) and of CVM (http://sistemas.cvm.gov.br).

São Paulo, April 26, 2019

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer